Registration Number: DGAJ-DPI-210224-1349

TECHNOLOGICAL DEVELOPMENT AGREEMENT ENTERED INTO BY THE NATIONAL AUTONOMOUS UNIVERSITY OF MEXICO, HEREINAFTER REFERRED TO AS "UNAM," REPRESENTED IN THIS ACT BY DR. PATRICIA DOLORES DÁVILA ARANDA, SECRETARY GENERAL, DR. MARÍA SOLEDAD FUNES ARGÜELLO, COORDINATOR OF SCIENTIFIC RESEARCH, DR. JORGE MANUEL VÁZQUEZ RAMOS, COORDINATOR OF TECHNOLOGY TRANSFER AND LINKAGES, MR. PABLO TAMAYO CASTROPAREDES, DIRECTOR GENERAL OF UNIVERSITY HERITAGE, WITH THE ASSISTANCE OF DR. BERTHA MARÍA JOSEFINA GONZÁLEZ PEDRAJO, INTERIM DIRECTOR OF THE INSTITUTE OF CELLULAR PHYSIOLOGY, AND DR. DAVID QUINTANAR GUERRERO, DIRECTOR OF THE CUAUTITLÁN SCHOOL OF ADVANCED STUDIES, AND ON THE OTHER PART, DOC.COM, INC., HEREINAFTER REFERRED TO AS "DOC.COM," REPRESENTED BY CHARLES HEBERT AGUSTIN NADER LOWE IN HIS CAPACITY AS LEGAL REPRESENTATIVE, AND WHO, ACTING JOINTLY, SHALL BE REFERRED TO AS "THE PARTIES," IN ACCORDANCE WITH THE FOLLOWING BACKGROUND, STATEMENTS, AND CLAUSES:

BACKGROUND

1.- "THE PARTIES" entered into a Collaboration Agreement on May 31, 2023, with Registration Number DGAJ-DPI-230523-1249, which establishes collaboration in research and technological development, among other activities.

2.- "THE UNAM" holds the patent in Mexico: "Use of adenosine salts for the preparation of pharmaceutical products for the treatment of liver cancer" with patent number MX 316096 B in Mexico and with the following patent numbers in the following countries: USD 8,507,459 in the United States of America and CA 2,698,671 in Canada. Hereinafter referred to as "THE TECHNOLOGY".

3.- That "THE TECHNOLOGY" owned by "THE UNAM" has the potential to be used for the development known as: "Development of a pharmaceutical form of the drug IFC-305 for the treatment of liver diseases such as liver cirrhosis or hepatocellular cancer."

STATEMENTS

I. "THE UNAM" DECLARES THAT:

1.1. It is a public corporation, a decentralized state agency, with full legal capacity, whose purpose is to provide higher education to train professionals, researchers,

university professors, and technicians useful to society, as well as to organize and conduct research, mainly on national conditions and problems, and to extend the benefits of culture as widely as possible, in accordance with the provisions of Article 1 of its Organic Law published in the Official Gazette of the Federation on January 6, 1945.

1.2. The legal representation of this House of Studies rests with its Rector, Dr. Leonardo Lomelí Vanegas, in accordance with the provisions of Article 9 of its Organic Law and Article 30 of its General Statute, with the power to delegate it in accordance with the provisions of Section I of Article 34 of the Statute itself.

1.3. Dr. Patricia Dolores Dávila Aranda, in her capacity as Secretary General, has been granted sufficient powers to sign this instrument, in accordance with the Agreement of the Rector, whereby he delegates and distributes powers for the signing of agreements, contracts, and other consensual instruments to which the University is a party, published in the UNAM Gazette on September 5, 2011.

1.4. Dr. María Soledad Funes Argüello, in her capacity as Scientific Research Coordinator, an appointment granted to her by the Rector on December 6, 2023, through official letter 3/250516, is authorized to sign consensual instruments necessary for the performance of her duties, in fulfillment of the commitments assumed, in accordance with the first and second points, paragraph 3 of the "Agreement that delegates and distributes powers for the signing of agreements, contracts, and other consensual instruments to which the University is a party," published in the UNAM Gazette on September 5, 2011. These documents were recorded in instrument number 95604, dated December 14, 2023, granted before the notary public Ángel Gilberto Adame López, Notary Public number 233 of Mexico City. Likewise, he states that the personality and powers he holds have not been revoked or limited in any way.

1.5. Dr. Jorge Manuel Vázquez Ramos, in his capacity as Coordinator of Outreach and Technology Transfer, has been granted sufficient powers to sign this instrument, in accordance with the Agreement that delegates and distributes powers for the signing of agreements, contracts, and other consensual instruments to which the University is a party, published in the UNAM Gazette on September 5, 2011; powers that were recorded in Testimony of Instrument number 87,562 of February 19, 2020, before the notary public Ángel Gilberto Adame López, Notary Public No. 233, of Mexico City. He also states that the personality and powers with which he is vested have not been revoked or limited in any way.

1.6. The Coordination of Outreach and Technology Transfer reports to the Secretariat of Institutional Development and, among other functions, promotes and facilitates the integration of the university community with socioeconomic sectors that require scientific research and technological development and innovation through the management of collaboration agreements and contracts; consequently, it has the necessary infrastructure and resources to fulfill its purpose.

1.7. In accordance with Article 10, sections I and VII, and Article 15, section V of the Organic Law of the UNAM, the Board of Trustees is responsible for the administration of the university's assets and its ordinary resources, as well as any extraordinary resources that may be acquired for any reason, which include, among others, the fees it collects for its services. In order to carry out acts that affect the rights belonging to this institution, it delegates this function to the General Directorate of University Assets, headed by Pablo Tamayo Castroparedes, who is authorized to sign this Agreement, in accordance with Articles 10, sections II, VII, X, XI, 11, 12, section II, III, and the second paragraph of the aforementioned article, all of which are part of the Internal Regulations of the University Board of Trustees, with amendments approved by the University Council in a regular session on August 18, 2016, published in the UNAM Gazette on the 25th of the same month and year.

1.8. Within its organizational and academic structure are the Institute of Cellular Physiology and the Cuautitlán Faculty of Higher Studies, whose heads are Dr. Bertha María Josefina González Pedrajo and Dr. David Quintanar Guerrero, respectively, entities that have the infrastructure and resources necessary to comply with the purpose of this Agreement.

1.9. For the execution of the actions covered by this instrument, the following addresses are established: that of the Institute of Cellular Physiology: Circuito Exterior s/n Ciudad Universitaria, Coyoacán, 04510 Mexico City. and that of the Faculty of Higher Studies Cuautitlán: Km. 2.5, Carretera Cuautitlán - Teoloyucan, Colonia San Sebastián Xhala, Cuautitlán Izcalli, State of Mexico, C.P. 54714.

1.10. You designate as your legal address for receiving all types of notifications the address located on the 9th floor of the Rector's Tower in Ciudad Universitaria, Coyoacán, Mexico City, Postal Code 04510.

1.11. That it is its intention to enter into this agreement with "DOC.COM" under the terms set forth herein.

II. "DOC.COM" DECLARES THAT:

11.1. It is a corporation (Incorporated), formed in accordance with the legislative requirements of the State of Delaware, USA, as evidenced by a copy of the Certificate of Incorporation, which was apostilled by Milton Aldair Tingling, county official and Deputy Secretary of State for Business and Licensing Services of the Government of New York, with folio number 793033 and dated July 15, 2022, certifying the legal status of notary Danny León Vélez to attest to the documentation received by attorney Jasit Singh Grewal for the incorporation of the company before the Division of Corporations of the Secretary of State of Delaware, whose original documents were seen and validated by Jocelyn Reinoso of the aforementioned entity with folio number 4834576.

II.2. Its corporate purpose is to participate in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware, USA, and its purposes include, among others, telemedicine services, offering quality and professional medical and psychological care, as well as offering a wide variety of medications.

II.3. Its legal representative, Mr. Charles Hebert Agustin Nader Lowe, has the necessary powers to execute this instrument, which have not been revoked, limited, or modified in any way, and therefore he may assume rights and obligations on behalf of his client; as stated in the copy of the bylaws attached to the Certificate of Incorporation entitled "By Law," in which Article III, Section 3.1. states the following: "...The business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors."

II.4. He indicates as his address for the legal purposes of this instrument, the one located at 1312 229th PL NE, Sammamish Washington 98074-6507. United States of America.

II.5. That it is its intention to enter into this agreement with "LA UNAM" under the terms of this instrument.

III. THE PARTIES DECLARE THAT:

SOLE. In accordance with the foregoing statements, they recognize the legal personality of their representatives and accept their legal capacity. Likewise, they are aware of the content and scope of this Technological Development Agreement and therefore express their willingness to sign it in accordance with the following:

CLAUSES

FIRST. PURPOSE.

The purpose of this Agreement is to establish the basis on which "UNAM" and "DOC.COM" will carry out the technological development called "Development of a pharmaceutical form of the drug IFC-305 for the treatment of liver diseases such as liver cirrhosis or hepatocellular cancer" in Stage 1, where "THE TECHNOLOGY" owned by "LA UNAM" indicated in section 2 of this instrument, hereinafter "THE DEVELOPMENT," which will be carried out under the terms, technical parameters, and conditions established in the Technical Annex, which forms an integral part of this instrument; with the aim of satisfactorily carrying out "THE DEVELOPMENT"; and that "DOC.COM," for its part, will support "UNAM" with the provisions of the following fifth clause.

SECOND. SCOPE.

"THE PARTIES" agree that in order to achieve the collaboration that is the subject of this Technological Development Agreement, "LA UNAM" will carry out the activities described in detail in the Technical Annex, which "DOC.COM" will support with the necessary resources to acquire the products and services necessary for the performance of the aforementioned activities, as indicated in clause Five and the Technical Annex.

"THE PARTIES" shall evaluate, once the activities in the Technical Annex have been completed and the results of Phase 1 of "THE DEVELOPMENT" have been obtained, whether to continue with the other phases of "THE DEVELOPMENT" in the immediate future.

THIRD. OBLIGATIONS OF "THE UNAM".

"THE UNAM," through the Institute of Cellular Physiology and the Faculty of Higher Studies of Cuautitlán, undertakes to:

1. Provide the human resources, materials, and infrastructure necessary for

comply with this Agreement.

2. Carry out the activities that correspond to it in accordance with the Technical Annex to this Agreement.

3. Fulfill, in a timely manner, the commitments made in this instrument and its attached Technical Annex.

4. Make every effort to achieve the purpose of this instrument; however, as this is a technological development, UNAM cannot guarantee that the results of this research will be positive.

5. Send the institutional receipts (CFDI) for the contributions received to "DOC.COM."

6. Once the activities of "THE DEVELOPMENT" have been completed, a final report with the main results and recommendations will be delivered.

FOURTH. OBLIGATIONS OF "DOC.COM".

"DOC.COM" undertakes to:

1. Provide the (financial) resources necessary to carry out the purpose of this instrument, in accordance with the concepts outlined in the Technical Annex and as required by "LA UNAM".

2. Monitor the progress and results of "THE DEVELOPMENT," as well as any

requirements that may arise, with the purpose of carrying out the scope of "THE DEVELOPMENT."

3. Receive the final report on the activities related to "THE DEVELOPMENT" and submit any questions or comments in writing within a period not exceeding eight (8) business days after receiving the final report.

FIFTH. CONTRIBUTIONS.

In order to fulfill the purpose of this instrument, "DOC.COM" agrees to contribute to "LA UNAM" the total amount of $2,769,000.00 pesos (two million seven hundred sixty-nine thousand pesos 00/100, M.N.) plus Value Added Tax (I.V.A.) amounting to $443,040 (four hundred forty-three thousand forty pesos 00/100 M.N.), for a total of $3,212,040 (three million two hundred twelve thousand forty pesos 00/100 M.N.).

"DOC.COM" undertakes to pay "LA UNAM" the amount mentioned in the previous paragraph by electronic transfer. This payment shall be made to the account of "LA UNAM" at Banco BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA , Mexico, through Agreement CIE 1323369, interbank CLABE 012 914 002013233690, in two installments.

For the payments received, "LA UNAM" must issue the corresponding invoice (CFDI) for the above-mentioned item. Payments must be made in the name of the National Autonomous University of Mexico and will be in favor of the Institute of Cellular Physiology and the Cuautitlán Faculty of Higher Studies in accordance with the

conditions expressed in the following paragraph and making each contribution in accordance with the table shown below.

The first contribution will be 70% upon signing the agreement, and the remaining 30% will be made when "THE DEVELOPMENT" is 80% complete, upon notification by "LA UNAM" and with a commitment to submit the deliverables at the conclusion of "THE DEVELOPMENT."

Contributions will be labeled to each of the "UNAM" entities participating in "THE DEVELOPMENT" and will be in accordance with the following table:

Entity	Contribution at the start of the project (VAT included)	Contribution at 80% of project progress
Institute of Cellular Physiology	$1,631,308.00	$699,132.00
Cuautitlán Faculty of Higher Studies	$617,120.00	$264,480.00
Total	$2,248,428.00	$963,612.00

SIXTH. RESPONSIBLE PARTIES AND COMMUNICATIONS.

"THE PARTIES" agree that, for the execution and coordination of this agreement, the following persons shall be designated as responsible:

For "THE UNAM":

Full name	Dr. Victoria Chagoya Hazas/Dr. Nora Gabriela Velasco Loyden/Dr. Enrique Chávez Jiménez (IF) – Dr. Flora Adriana Ganem Rondero (FESC)
Email	vchagoya@ifc.unam.mxnvelasco@ifc.unam.mx enrique cj@ifc.unam.mx ganem@hotmail.com
Office phone	55 56225614
Position	Emeritus Researcher / Full Professor
Address	Circuito Exterior s/n Ciudad Universitaria, Coyoacán, 04510 Mexico City Laboratory L-322, Building L-3, Field 1 of the FESC. Av. 1 de Mayo S/N, Colonia Santa María Las Torres, 54740 Cuautitlán Izcalli, Telephone: 5556232089.

For "DOC.COM":

Full name	Carlos Nader Garduño, José Safar Boueri, and Carlos Hugo Villegas Vargas
Email	emilyvivar03@gmail.com
Office phone	55 68686635
Position	Administrative
Address	Copilco No. 339, Colonia Copilco Universidad, 04360, Mexico City.

Both parties agree that in the event of changes in their respective organizations, the persons holding the positions described above shall be responsible, without the need to modify this agreement, provided that written communication between the parties, signed by their legal representatives, is sufficient.

Registration Number: DGAJ-DPI-210224-1349

Communications regarding any aspect of this Agreement shall be addressed to the persons responsible and to the addresses designated by "THE PARTIES" in this clause and shall be sent with acknowledgment of receipt.

SEVENTH. POWERS OF THE RESPONSIBLE PARTIES.

• Supervise the activities derived from this instrument and its Technical Annex;

Review the technical progress reports prepared by "THE UNAM," as well as the

comments and suggestions provided by "DOC.COM."

• To hear and resolve in a conciliatory manner any technical disputes that may arise from the fulfillment of this agreement and its Technical Annex.

• Make the relevant supplementary agreements for the purpose of obtaining full compliance with the object of this instrument and its Technical Annex.

Any other agreements reached by "THE PARTIES."

EIGHTH. INTELLECTUAL PROPERTY.

1. "DOC.COM" acknowledges that "LA UNAM" is the owner of the Mexican patent entitled "Use of adenosine salts for the preparation of pharmaceutical products for the treatment of liver cancer" with the patent titles: MX 316096 B, US 8,507,459, and CA 2,698,671, and of all the know-how related to said patent application.

2. Any material, idea, knowledge, invention, discovery, product, or process, whether protected by patents or not, that is owned by DOC.COM and provided to UNAM by virtue of the development of activities under this Agreement, shall remain the property of DOC.COM, which may protect them in Mexico and/or abroad, in its name and at its expense, as it sees fit.

3. Any material, idea, knowledge, invention, discovery, product, or process, whether protected by patents or not, that is owned by "LA UNAM" and provided to "DOC.COM" by virtue of the activities carried out under this Agreement shall remain the property of "LA UNAM," which may, where appropriate, protect them in Mexico and/or abroad, in its name and at its expense, as it sees fit.

4. This Agreement does not imply a license or permission for commercial exploitation of "THE TECHNOLOGY" or "THE DEVELOPMENT." Any license or permission must be negotiated between the parties and set forth in a separate agreement, which is already contemplated.

5. Any intellectual property rights that may arise as a result of the activities carried out and derived from the purpose of this instrument shall belong to "THE PARTIES," giving due moral recognition at all times to the persons who have participated in the creation or generation of any intellectual property right, which is regulated by the Federal Copyright Law and/or the Federal Law on the Protection of Industrial Property.

6. "THE PARTIES" agree that when intellectual property rights are generated jointly as a result of the activities of this instrument, the respective agreement for co-ownership and administration of the invention must be signed , which shall include, but is not limited to, the agreed-upon participation percentages, acts of conservation and maintenance of the patent and/or patent applications arising in Mexico and abroad.

7. Each party shall be solely liable to third parties for the activities it carries out on its own behalf. Neither "LA UNAM" nor its officials or employees shall be liable for the use that "DOC.COM" makes of the results derived from the activities carried out under this Agreement.

NINTH. FIRST OPTION FOR LICENSING "THE TECHNOLOGY."

If "DOC.COM" chooses to obtain a license for "LA UNAM's" rights to "THE TECHNOLOGY," the parties shall negotiate in good faith and sign an agreement to that effect, which shall include, among other things, the amount that DOC.COM shall pay to LA UNAM as an upfront payment, as well as royalties on net sales made by DOC.COM, its affiliates, or sublicensees of the product produced using or containing THE TECHNOLOGY. In exchange, "LA UNAM" will transfer the technology to

"DOC.COM," including a "black book" and the manner in which it will provide training and advice to the technical personnel designated by "DOC.COM" for the assimilation of "THE TECHNOLOGY."

The amount of the royalties will be negotiated in good faith by the parties, taking into account, but not limited to, factors such as the exclusivity of the license, the use of "THE TECHNOLOGY," the national and international nature of the license, the possibility of sublicensing "THE TECHNOLOGY," as well as the results of "THE DEVELOPMENT," the royalties that have been applied in licensing agreements for similar technologies and/or technologies belonging to the same sector or industry as "THE TECHNOLOGY," among others.

Within 90 (ninety) days from the end of the term of this agreement, "DOC.COM" must notify in writing its decision to exercise or not to exercise the option to license "THE TECHNOLOGY" under the terms proposed by "LA UNAM," as well as the results of "THE DEVELOPMENT." On the other hand, "DOC.COM" has the option to continue investing to technologically mature "THE TECHNOLOGY" and may request a response, which shall be understood to be negative.

4. If the decision by "DOC.COM" is negative or non-existent, "LA UNAM" shall be free to offer "THE TECHNOLOGY," as well as the results of "THE DEVELOPMENT," to any third party, including the results derived from the activities in the Technical Annex.

TENTH. STAGES OF TECHNOLOGICAL DEVELOPMENT.

1. "DOC.COM" has expressed its interest in investing in "THE TECHNOLOGY" beyond this Stage 1 of "THE DEVELOPMENT" so that "THE TECHNOLOGY" can reach the relevant market through exclusive marketing with "DOC.COM."

2. "LA UNAM" values the genuine interest of "DOC.COM" and therefore will not promote "THE TECHNOLOGY" with a third party during Stage 1 of "THE DEVELOPMENT" and will wait for a period of 90 (ninety) calendar days from the completion of the activities of this Agreement (Stage 1) for "DOC.COM" to give its written consent to continue with Stage 2 of "THE DEVELOPMENT" and to draw up the work plan and the corresponding Technological Development Agreement.

3. If "LA UNAM" does not receive a written request from "DOC.COM" to proceed with the next stage of technological development, it will be considered a refusal and "LA UNAM" may offer "THE TECHNOLOGY" as stipulated in paragraph 4 of the previous section.

4. The stages of technological development are illustrated in the background section of the Technical Annex, although the activities and commitments of this Agreement refer exclusively to Stage 1 of technological development.

ELEVENTH. CONFIDENTIALITY.

"THE PARTIES" acknowledge that, for the purposes of this Agreement, each of the parties will give or may give access to "CONFIDENTIAL INFORMATION" owned by them and, therefore, the parties agree that in the event of such a situation, they will not disclose it to third parties by any means, except with the prior written authorization of the party that has provided the Confidential Information.

"THE PARTIES" agree that, for the purposes of this Agreement, the term "CONFIDENTIAL INFORMATION" refers to any information, whether written, oral, graphic, or contained in electromagnetic media, owned by each of the parties, including, but not limited to: commercial, financial, technical, industrial, market, and business information; information relating to the names of potential customers or partners; business offers; designs; trademarks; know-how; inventions (whether patentable or not); formulas; drawings and technical data; names; papers; figures; studies; production systems; analyses; ideas; creations; budgets; campaigns, reports, plans, projections, working documents, compilations, comparisons, studies, or other documents prepared by each of the parties (or their partners, employees, or agents) that contain or reflect such information and any other information directly or indirectly related to the parties' businesses and operations to which each of them or their representatives have or may have access by virtue of the execution and performance of this Agreement.

In order to comply with the purpose of this Agreement, "LA UNAM" and "DOC.COM," as well as their associates, officers, and staff, undertake not to disclose in any way to third parties, or make inappropriate use of the "CONFIDENTIAL INFORMATION" they receive from their counterpart, or that they become aware of for any reason as a result of the activities carried out under this agreement, or to use it in subsequent stages of development and negotiation with third parties interested in its eventual commercial exploitation. Likewise, "THE PARTIES" undertake to treat the "CONFIDENTIAL INFORMATION" of each of them in the same way as they would treat their own "CONFIDENTIAL INFORMATION"; such treatment shall involve a reasonable degree of care to prevent the disclosure or inappropriate use of "CONFIDENTIAL INFORMATION."

CONFIDENTIAL INFORMATION."

"THE PARTIES" undertake to be liable for any direct damages caused by breach of the provisions of this agreement or by the disclosure or inappropriate or unauthorized use that "THE PARTIES" make of the "CONFIDENTIAL INFORMATION," whether through their associates, officers, staff, etc., or through their accountants, lawyers, or any third party acting on their behalf, without prejudice to the right to demand enforcement of this agreement through the appropriate legal means and the legal responsibilities and penalties provided for in the Federal Criminal Code and the Federal Law on the Protection of Industrial Property. and therefore shall take the necessary and appropriate precautions to make the aforementioned persons aware that the information is confidential and must not be disclosed or used inappropriately.

The restrictions on the use or disclosure of "CONFIDENTIAL INFORMATION" shall not apply to any information that:

1. Is obtained by either of "THE PARTIES" without the use or support of the "CONFIDENTIAL INFORMATION," or that has been received without restriction from a third party that has the right or license to disclose such information, as can be proven with documented written evidence.

2. Subsequently becomes public knowledge, without either "THE PARTIES" having violated this agreement.

3. At the time of disclosure to one of the parties, was already known to the other party without restriction, as can be proven with documented written evidence;

4. It is required by a court or competent authority or by virtue of any legal provision, in which case the party that is required to disclose it must immediately inform the other party in writing within five (5) days of the date on which the Confidential Information was requested.

THE PARTIES agree that the "CONFIDENTIAL INFORMATION" they receive from their counterpart is and will remain the property of the latter; they also agree to use such information only in the manner and for the purposes authorized in this agreement; and that this instrument does not grant, expressly or implicitly, any intellectual or industrial property rights, including, but not limited to, a license to use the "CONFIDENTIAL INFORMATION."

In this regard, "DOC.COM" expressly acknowledges that industrial property (including, but not limited to, patents, utility models, designs and industrial secrets, trademarks, commercial notices, and trade names) and copyrights are and will remain the exclusive property of "LA UNAM," just as "LA UNAM" acknowledges that the industrial

property and copyrights of "DOC.COM" are and will continue to be the property of the latter.

The term of the commitments not to disclose and not to make inappropriate use of the "CONFIDENTIAL INFORMATION" that "THE PARTIES" provide to each other shall be from the moment the confidential information is provided, and the commitment to maintain confidentiality shall begin on that date. The term of confidentiality shall be for a period of 10 years after the termination, for any reason, of this agreement, and it shall be at that time that the commitment not to disclose or make inappropriate use of the "CONFIDENTIAL INFORMATION" provided by each of "THE PARTIES" shall cease to be effective.

Notwithstanding the provisions of the preceding paragraph, at the express request of the party that has provided "CONFIDENTIAL INFORMATION," "THE PARTIES" undertake to return the original and all copies of the "CONFIDENTIAL INFORMATION" and to certify in writing, if so required, that all copies of the "CONFIDENTIAL INFORMATION" in their possession have been destroyed, without retaining any.

In the event that "DOC.COM" is declared bankrupt at any stage, the responsibility for maintaining the confidentiality of the information provided by "LA UNAM" shall fall on the persons representing "DOC.COM" at that time, who shall comply with the obligations contained in the preceding paragraphs.

“THE PARTIES acknowledge and agree that both the content of this Agreement and all information provided during its term shall be subject to the provisions of Articles 163 to 169 of the Federal Law on Industrial Property Protection, as well as to the applicable principles and provisions on transparency, access to public information, and personal data protection.

TWELFTH. PUBLICATIONS.

The parties agree that "LA UNAM" may publish the results of the activities carried out under this Agreement, giving due recognition to the authors. Prior to submission for publication, "LA UNAM" shall submit the manuscript for review by "DOC.COM," which may request modifications to remove confidential aspects of "DOC.COM" that may be included in the document and may make recommendations to "LA UNAM." DOC.COM shall have a maximum period of thirty (30) calendar days to express its opinion and/or recommendations. Once this period has elapsed, and if it has not expressed its opinion, LA UNAM may publish the work as proposed.

In the event that the works to be published are considered susceptible to intellectual property protection, researchers may only publish once the results have been duly protected, either in Mexico or in the countries deemed appropriate by LA UNAM.

THIRTEENTH. EMPLOYMENT RELATIONSHIP.

The parties agree that the personnel commissioned by each of them to carry out the object of this Agreement shall be understood to be exclusively related to the party that employed them. Therefore, they shall assume responsibility for this concept and in no case shall they be considered joint or substitute employers.

If, in the performance of the activities covered by this instrument, personnel who provide their services to institutions or persons other than the parties are involved, they shall always remain under the direction and authority of the institution or person for whom they work, and their participation shall not give rise to any employment relationship with "LA UNAM" or "DOC.COM."

FOURTEENTH. CIVIL LIABILITY.

It is expressly agreed that the parties shall not be civilly liable for any damages that may be caused as a result of unforeseeable circumstances or force majeure, particularly due to the suspension of academic or administrative work, on the understanding that, once these events have been overcome, activities shall resume in the manner and under the terms determined by the parties.

FIFTEENTH. TERM.

This Agreement shall enter into force 30 (thirty) days after the date of its signature and shall remain in force for 18 (eighteen) months.

SIXTEENTH. MODIFICATIONS.

This Agreement may only be modified or amended by the will of "THE PARTIES" during its term by signing the respective Amendment Agreement, signed by the legal representatives of the parties, which shall form an integral part of this instrument and shall be binding on the parties from the date of its signature.

SEVENTEENTH. EARLY TERMINATION.

Either of "THE PARTIES" may terminate this instrument during its term by giving written notice to the other party 30 (thirty) business days in advance, without the need for a court order. In such case, both parties shall take the necessary measures to avoid harm to themselves and to third parties, with the understanding that they shall continue until the completion of any actions already initiated.

EIGHTEENTH. - ADMINISTRATIVE TERMINATION.

Failure to comply with any of the obligations agreed upon in this Agreement shall give rise to its administrative termination, upon written notification by the affected party to the other parties, thirty calendar days in advance, without the need for a court ruling in the following cases:

a) Any statement in this document is false.

b) Failure to comply with any of the obligations set forth in this instrument.

c) If "DOC.COM" is declared bankrupt at any stage.

NINETEENTH. TERMINATION PROCEDURE.

If one of the parties considers that the other party has incurred in any of the grounds for termination, it shall notify the other party in writing so that the latter may remedy the breach within 20 (twenty) business days. If, at the end of this period, one of the parties has not satisfactorily remedied the breach, the other party may exercise its right to terminate this Agreement without any liability. In the event of termination, the parties shall take all necessary measures to avoid any damage.

TWENTIETH. ASSIGNMENT OF RIGHTS.

Neither of "THE PARTIES" may assign or transfer, in whole or in part, the rights and obligations set forth in this instrument without the prior written consent of the other Party.

TWENTY-FIRST. INTERPRETATION AND DISPUTES.

"THE PARTIES" agree that this instrument is the product of good faith, and therefore any dispute or interpretation arising from it, with respect to its operation, formalization, and compliance, as well as anything not provided for herein, shall be resolved by both parties by mutual agreement through their representatives.

If, ultimately, no agreement is reached, "THE PARTIES" expressly agree to submit to the jurisdiction of the Federal Courts based in Mexico City, waiving any other jurisdiction that may correspond to them by reason of their current or future domicile or for any other reason.

Having read this Agreement and understood its content and scope, the parties sign it in eight copies in Mexico City on March 1, 2024.

TECHNICAL ANNEX.

"Development of a pharmaceutical form of the drug IFC-305 for the treatment of liver diseases such as cirrhosis or hepatocellular cancer"

BACKGROUND

The development of a drug is a long-term process in terms of time, as it involves multiple scientific, technical, regulatory, and safety factors for users.

Therefore, both health and financial risks must be assessed for the occurrence of an adverse event. Research on the drug IFC-305 within a pharmaceutical development program would begin in stage 1, which comprises basic biomedical research.

In this phase, the pharmacological effects of the molecule with therapeutic potential are studied in in vivo and in vitro experimental models. The dose and route of administration are established to achieve the therapeutic effects.

If a pharmaceutical form is designed that allows for storage, stability, and dosing of the drug, it allows for a dosing regimen to maintain plasma concentrations within the therapeutic window.

Subsequently, if the results are positive, it is expected to continue with stage 2, which comprises a series of toxicological studies with animals conducting tests in a laboratory environment under good laboratory practices (NOM-062-ZOO-1999; ISO 17025), known as preclinical studies. At this stage, the molecule can be registered with the competent health authority.

Stage 3 involves putting together a dossier (file) so that the scientific evidence obtained to date can be reviewed by an ethics committee and tests can be carried out in a clinical setting by recruiting healthy volunteers (clinical phase I) to obtain pharmacokinetic results.

Stage 4 includes another series of clinical trials with a representative number of patients, in which a complete evaluation will be made of both the measurement of the

therapeutic effect by collecting certain biochemical parameters and the assessment of side effects. This clinical stage is known as phase II or efficacy studies.

Finally, stage 5 comprises clinical phase III, in which a trial is conducted with a larger number of patients in all stages of the disease, laboratory tests are performed, and the therapeutic effect is assessed using statistical measurements to ensure that the drug is effective. In this phase, the dossier is completed, which includes relevant information from the preclinical studies in order to request health authorization from the competent national authority. The drug can be manufactured and distributed once this stage has been successfully completed.

It should be noted that the technological development proposal contained in this agreement only covers the activities of stage 1 exclusively.

Five-stage pharmaceutical development model for technological maturity

(Please refer to the image on the original contract)

INTRODUCTION

In Mexico, the incidence of chronic liver disease has increased in recent years. By 2000, liver disease was the fifth leading cause of death and the second leading cause of death among people aged 33 to 44. In 2008, these conditions were the fourth leading cause of death among the Mexican population as a whole.

Finally, it is estimated that in 2020 there were nearly two million people affected, and by 2035 there will be approximately four million or more.

According to data from the World Gastroenterology Organization, between 4.5% and 9.0% of the world's population suffers from liver cirrhosis. On the other hand, Globalcan estimates that in 2020, the number of people diagnosed with liver cancer worldwide rose to 905,700 new patients, and in that same year, the number of deaths was 830,200 people from the same cause. It is expected that by 2040, this figure will increase by 55%.

Considering these data and according to the market research agency Polaris Market Research, the size of the liver cancer market in 2021 was USD 2.21 billion and has an average annual growth rate (CAGR) of 20%. Therefore, the market size is expected to reach USD 4.582 billion by 2025.

Currently, effective and specific therapy for the etiology of cirrhosis is limited. When the etiological agent is alcohol consumption, it is vitally important for the patient to stop drinking alcohol, even though this step does not imply remission of the disease.

In other cases, such as the use of antivirals (treatment of hepatitis B and C), dpenicillamine for Wilson's disease, immunosuppressive s for the treatment of autoimmune cirrhosis, and ursodeoxycholic acid (cirrhosis due to cholestasis) are of limited use and sometimes even contraindicated when cirrhosis has been confirmed by biopsy.

In any case, the definitive therapy for cirrhosis is liver transplantation. However, the survival rate of transplant patients is 5 years in 70% of cases.

Despite the possibilities mentioned above, the therapeutic approach is mainly focused on the complications of cirrhosis that reduce patient survival: ascites, esophageal varices, and encephalopathy.

The problem with current treatments is that they target the symptoms of the disease without addressing its causes and progression. The drug we wish to evaluate in this project is one that, regardless of the etiology of the disease, prevents the mechanisms that cause it, thereby preventing and reversing it once it has developed and consequently reducing its symptoms.

In previous laboratory studies, we found that IFC-305 is a hepatoprotector, so its effect on CCl4-induced cirrhosis was studied in an animal model, where it was demonstrated that IFC-305 administered intraperitoneally prevents and reverses cirrhosis. This effect was also tested in humans. This study was conducted at the Hospital 20 de Noviembre, where 20 cirrhotic patients were treated with IFC-305 and their cirrhosis improved with treatment. The problem was that follow-up could not be carried out, but the results showed us that the treatment did not cause harm and the patients' condition improved. These results suggested that the compound reproduced its effects in humans. The first step in this idea was to obtain preclinical studies conducted by experts, which found that IFC-305 is not toxic and does not induce hepatocellular carcinoma (HCC), but rather delays tumor development and reverses it. This study was conducted on Wistar rats that were induced with HCC using diethylnitrosamine (DEN). The study of this mechanism showed us that IFC-305 acts by repairing DNA modifications induced in cancer.

The results obtained in these studies suggested that we study it in a sequential cirrhosis-HCC model, finding that animals treated with IFC-305 do not develop cirrhosis or HCC.

In 2007, a clinical phase study was conducted in collaboration with Probiomed, S.A. de C.V., which concluded that IFC-305 is safe from a clinical and biochemical point of

view under a single dose regimen of 250 mg in volunteers without liver damage and in patients with compensated liver cirrhosis.

In order to administer it in humans, a new formulation is required, which is why a pharmaceutical form is being developed that can be used in human liver cancer.

Pharmaceutical forms are designed with the aim of delivering the drug to the target organ or site to achieve the expected efficacy in the required time and concentration, minimizing the likelihood of side effects.

To achieve this, knowledge and technological tools are integrated and combined in the development of pharmaceutical forms, which are the final presentation of the drug.

The pharmaceutical form for a given drug depends on various factors, ranging from the condition to be treated, the patient's state of health, the pharmacokinetics and physicochemical profile of the drug under study, as well as the technology to be applied and even its manufacture, not only for clinical evaluation but also for its production in accordance with the target market.

Taking the above into consideration, a solid pharmaceutical form for oral administration will be developed for the drug under study.

To meet this profile, it is necessary to develop robust processes, which requires physical and human infrastructure, supplies, and services that contribute to achieving the stated objective of having a safe and effective drug.

JUSTIFICATION

The activities proposed in this annex are necessary to guarantee the efficacy of the treatment in both cirrhosis and HCC. Therefore, we must ensure that, after intragastric administration of a pharmaceutical formulation of IFC-305, plasma concentrations within the therapeutic window will be obtained.

This is essential for the subsequent stages, which include preclinical studies to ensure the safety of the formulation and clinical phase studies.

Participants:

Responsible: Dr. Victoria Chagoya de Sánchez[1]

Dr. Enrique Chávez Jiménez[1]

Dr. Nora Gabriela Velasco Loyden[1]

Institute of Cellular Physiology, Department of Cellular and Developmental Biology - UNAM

Dr. Flora Adriana Ganem Rondero[2]

Dr. María Guadalupe Nava Arzaluz[2]

Dr. Elizabeth Piñón Segundo[3]

Cuautitlán Institute of Higher Studies - UNAM

3Laboratory of Modified Release Pharmaceutical Systems (L-13), Multidisciplinary Research Unit

Multidisciplinary Research Unit. Faculty of Higher Studies Cuautitlán.

2Laboratory for Research and Postgraduate Studies in Pharmaceutical Technology (L-322, Field 1. Faculty

of

DETERMINATION OF PHARMACOKINETICS AND ESTABLISHMENT OF THE EFFECTIVE DOSE.

General objective:

To determine the dose of IFC-305 administered intragastrically that reproduces

the hepatoprotective effects reported via intraperitoneal administration in rats.

Specific objectives:

Perform pharmacokinetics of IFC-305 via intragastric route

Determine the plasma dose-concentration curve of IFC-305 administered intragastrically

Establish the dose required via intragastric administration to achieve the Cmax reported

for intraperitoneal administration of IFC-305 in rats.

Define a test to demonstrate the efficacy of IFC-305 in vitro.

DEVELOPMENT OF A PHARMACEUTICAL FORMULATION CONTAINING IFC-305

Various excipients have been used to form supramolecular complexes in order to improve certain properties of drugs, such as their aqueous solubility, stability, and bioavailability. Among these, cyclodextrins and their derivatives are certainly among the most widely used. Although there are different methods for preparing these complexes, mechanochemical methods have proven to have multiple advantages, as they are simple, single-step, low-cost processes that do not require organic solvents and are considered green chemistry processes. This protocol proposes the formation of solid dispersions using a mechanochemical method, seeking to improve the bioavailability of IFC-305.

General objective

To develop and characterize an oral administration formulation containing the drug IFC305 that contributes to improving its bioavailability and pharmacological effect as a hepatoprotective agent.

Specific objectives

Prepare a formulation based on a solid dispersion containing the drug IFC-305, using mechanochemical methods.

Characterize the prepared formulation by performing entrapment efficiency tests, solubility tests, dissolution tests, as well as differential scanning calorimetry and Fourier transform infrared spectroscopy.

Perform stability tests, as well as cell viability tests, on those formulations that have given the best results in the characterization tests.

Compare the results obtained with those obtained with physical mixtures.

Methodology

Preparation of solid dispersions.

The formation of dispersions using a ball mill is proposed. In order to determine the optimal conditions for the preparation of dispersions, it is suggested to vary the following factors, according to an experimental design, e.g.:

-IFC-305/excipient molar ratio (1:1, 1:2, 1:3)

-Mixing time: (5 to 40 minutes)

- Rotation speed: (100 to 300 rpm)

The response variable would be the trapping efficiency.

Characterization of the systems.

The systems with the highest entrapment efficiency values will be characterized by: Solubility of IFC in simulated gastric fluid (pH 1.2), simulated duodenal fluid (pH 4.5)

and simulated intestinal fluid (pH 6.8), determining the concentration by an appropriate analytical method and calculating the apparent stability constant. Differential scanning calorimetry (DSC), Fourier transform infrared spectroscopy, dissolution tests in simulated gastric fluid and simulated intestinal fluid, accelerated stability tests (40 °C, 75% RH/3 months), and cell viability tests.

The results will be compared with physical mixtures of the components, which will undergo the same tests as the formulations.

Pharmacokinetic studies are proposed for the best system(s).

EVALUATION OF THE EFFICACY OF THE PHARMACEUTICAL FORM OBTAINED FROM COMPOUND IFC305 IN REVERSING CIRRHOSIS AND HEPATOCELLULAR CARCINOMA IN RATS INDUCED

WITH CCl4 AND DIETHYLNITROSAMINE, RESPECTIVELY, IN RATS.

We have previously reported the ability of compound IFC-305 to reverse cirrhosis and hepatocellular carcinoma (HCC) in rats: it decreases hepatic fibrosis and increases collagenolytic activity and improves serum parameters of liver function, reverses HCC by reversing serum markers such as alpha-fetoprotein and gamma-glutamyl transferase, as well as restoring mitochondrial activity. We also found that it is capable of inhibiting the activation of stellate cells, which are responsible for the synthesis of collagen, the main protein that accumulates in liver fibrosis.

General objective:

To evaluate the hepatoprotective efficacy of the IFC-305 pharmaceutical formulation in models of liver damage in rats.

Specific objectives:

To test the pharmaceutical formulation(s) of the drug IFC-305 in Wistar rats

with acute liver damage, evaluating liver damage by monitoring

transaminase levels and comparing their efficacy as hepatoprotectors

compared to the same dose of IFC-305 without pharmaceutical formulation, but

is known to be hepatoprotective.

Evaluate the efficacy of the chosen pharmaceutical formulation in a sequential model of cirrhosis in Wistar rats (induced by the administration of CCl4 for 10 weeks), to test its efficacy when administered for 5 weeks by evaluating fibrosis and liver damage parameters. The dose established in the previous objective in the acute model of CCl4 damage and compared to IFC-305 without pharmaceutical formulation, which is known to be hepatoprotective efficacy.

Evaluate the efficacy of the chosen pharmaceutical formulation in a sequential cirrhosis-CHC model in Wistar rats (induced by the administration of diethylnitrosamine for 16 weeks) and subsequently administer the for 6 weeks, evaluating markers of liver damage, tumor markers and through histological evaluation.

(Please refer to the table on the original contract)